77C Matters submitted to a vote of security holders

Liberty Intermediate Government Fund

On October 18, 2002, a Special Meeting of Shareholders of Liberty Intermediate Government Fund (Fund) was held to approve an Agreement and Plan of Reorganization for Liberty Federal Securities Fund to acquire substantially all of the assets of the Fund. The votes cast at the Meeting were as follows:

    For:              34,519,461.245   shares of beneficial interest being a
                                       majority of the shares represented
                                       at the Meeting
   Against:            920,104.507     shares of beneficial interest
   Abstain:           2,572,251.780    shares of beneficial interest


77Q3:

The Registrant's Chief Executive Officer and Chief Financial Officer, based on their evaluation of the Registrant's disclosure controls and procedures as of February 27, 2003, have concluded that such controls and procedures are adequately designed to ensure that information required to be disclosed by the Registrant in its reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There were no significant changes in the Registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of the most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.